As filed with the Securities and Exchange Commission on July 28, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SADOT GROUP INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	5810 (Primary Standard Industrial Classification Code Number)	47-2555533 (I.R.S. Employer Identification Number)

295 E. Renfro Street, Suite 300

Burleson, Texas 76028

(832) 604-9568

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chagay (Haggai) Ravid

Chief Executive Officer

Sadot Group Inc.

295 E. Renfro Street, Suite 300

Burleson, Texas 76028

(832) 604-9568

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Fleming, Esq.

Fleming PLLC

30 Wall Street, 8th Floor

New York, New York 10005

Telephone: (516) 902-6567

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY 28, 2026

SADOT GROUP INC.

Up to 6,008,772 Shares of Common Stock

This prospectus relates to the offer and resale, from time to time, by the selling stockholders named in this prospectus (each a “selling stockholder” and, collectively, the “selling stockholders”) of up to 6,008,772 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sadot Group Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), consisting of:

(i) up to 2,500,000 shares of Common Stock (the “Advance Shares”), which represents up to $50 million of shares of Common Stock that we may elect, in our sole discretion, to issue and sell to a selling stockholder (the “EPFA Investor”) from time to time pursuant to that certain Equity Purchase Facility Agreement, dated as of July 16, 2026, by and between the Company and the investor named therein (the “Equity Purchase Facility Agreement”), based on an assumed issuance price per share of $20; and

(ii) up to 3,508,772 shares of Common Stock (the “Conversion Shares”) issuable upon conversion of, or otherwise pursuant to the terms of, the senior secured convertible promissory notes (the “Notes”) in an aggregate principal amount of $10.0 million issued and issuable to a selling stockholder (the “Note Investor”) pursuant to that certain Securities Purchase Agreement, dated as of July 16, 2026, by and between the Company and investor named therein (the “Note Purchase Agreement”), based on the floor price per share of $2.85 of the initial note issued on July 16, 2026.

We are registering the resale of the shares of Common Stock described above to satisfy certain registration rights we granted to the selling stockholders in connection with the foregoing transactions. Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may offer, sell or distribute all or a portion of their shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the selling stockholders may sell their shares of Common Stock in the section titled “Plan of Distribution.”

This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other events described in the Notes. The actual number of shares of Common Stock issuable by us pursuant to the terms of the Notes will vary depending on the then-current market price of our Common Stock and in accordance with the terms and conditions of the Notes.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the selling stockholders. With respect to the Equity Purchase Facility Agreement, we may receive up to $100,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time, in our sole discretion. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will bear all discounts, commissions or brokerage fees or other similar selling expenses, if any, attributable to their sales of shares of Common Stock.

The EPFA Investor may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale of the Advance Shares under the Equity Purchase Facility Agreement.

Our Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SDOT.” On July 24, 2026, the last reported sale price of our Common Stock was $17.52 per share.

We are a “smaller reporting company” as defined under the federal securities laws and have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is a smaller reporting company.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2026.

i

About This Prospectus

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Under this registration statement, the selling stockholders may, from time to time, sell the shares of Common Stock described in this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the shares of Common Stock offered by them under this prospectus, except that we may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement.

Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representation other than those contained in or incorporated by reference into this prospectus or any applicable prospectus supplement or free writing prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, nor a solicitation of an offer to buy, our securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents, copies of which have been filed with, or incorporated by reference into, the registration statement of which this prospectus forms a part. You should review the complete documents for a complete understanding of their terms.

ii

Prospectus Summary

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should carefully read this entire prospectus and the documents incorporated by reference, including the section titled “Risk Factors” and our consolidated financial statements and the related notes thereto, before making an investment decision. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Sadot Group Inc. and its consolidated subsidiaries.

Overview

Sadot Group Inc. is our parent company and is headquartered in Burleson, Texas. During the three months ended March 31, 2026, we reported zero commodity sales revenue compared to $132.2 million in the prior-year period. This reflects the significant streamlining of our operations, including the closure of certain international offices and the completion of the sale of our Sadot Food Services segment on December 4, 2025. As of March 31, 2026, Sadot Group consisted of one distinct operating unit and one discontinued operation.

Sadot LLC (“Sadot Agri-Foods”): Sadot Group’s operating unit was intended to be a global Agri-Foods company engaged in farming, commodity trading and shipping of food and feed (e.g., soybean meal, wheat and corn) via dry bulk cargo ships across the globe. Sadot Agri-Foods competes with the ABCD commodity companies (ADM, Bunge, Cargill, Louis-Dreyfus) as well as many regional organizations. Sadot Agri-Foods operates, through a majority owned subsidiary, a roughly 5,000 acre farm in Zambia with a focus on major commodities such as wheat, soy and corn alongside high-value tree crops such as avocado and mango. A default judgment related to the farm was issued during the fourth quarter of 2025. While the company has appealed this ruling, it has recognized an impairment of $11.8 million on the Zambia farm to reflect the associated financial impact. In addition, the Company had a deposit on farmland in Indonesia which was written off during the fourth quarter of 2025. Sadot Agri-Foods was formed as part of the Company’s diversification strategy to own and operate, through its subsidiaries, the business lines throughout the food supply chain. Our business involved farming, commodity trading, and shipping of food and feed products, such as soybean meal, wheat, and corn, via dry bulk cargo ships across global markets. We have recently encountered substantial operational issues that have severely impacted our ability to conduct these activities effectively. These challenges include, but are not limited to, disruptions in our supply chain, such as delays in sourcing raw materials, logistical bottlenecks in shipping and transportation, and inefficiencies in our farming operations due to difficult regulatory environments including a legal system, adverse weather conditions, labor shortages, inefficient regulatory environments, various court proceedings or equipment failures. Additionally, geopolitical tensions, trade restrictions, fluctuating commodity prices, and increased competition in the agri-foods sector have compounded these issues, leading to halted or suspended trading activities and an inability to fulfill contracts or secure new ones. Between November 2022 and October 2025, Aggia LLC FZ (“Aggia”) was providing consultancy in connection with the food supply chain activities which were designed to become the most important focus of the Company. However, as a result of disappointing performances in 2025, the Company decided to end the relationship with Aggia. On November 20, 2025, the Company entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Aggia. Pursuant to the Settlement Agreement, the Company and Aggia agreed to terminate the Services Agreement dated as of November 14, 2022, as amended (collectively, the “Agreement Documents”), and to fully settle, compromise, and discharge all claims, debts, obligations, and liabilities arising out of or related to the Agreement Documents. The Company is assessing the potential business opportunities surrounding supply chain, before making any decisions as to whether the Company wants to engage a replacement to the services previously provided by Aggia.

In 2025, the Company sold the assets relating to its U.S.-centric restaurant business. Sadot Restaurant Group, LLC (“Sadot Food Services”) held three concepts, including two fast casual restaurant concepts, Pokémoto and Muscle Maker Grill. During 2024, the Company operated a subscription-based fresh prep meal concept, SuperFit Foods, which was sold in August 2024. Throughout 2024 the remaining corporate owned restaurants were sold and converted into franchise locations or closed. On December 4, 2025, the Company and its wholly-owned subsidiaries, Pokemoto LLC, Poke Co Holdings, LLC, and Muscle Maker Development, LLC (collectively, the “Sellers”), completed the sale of substantially all of the assets related to the Pokemoto and Muscle Maker Grill franchise businesses (the “Business”) to MARV Brands of America LLC, a Delaware limited liability company, and MARV Brands Inc., an Ontario business corporation (collectively, the “Buyers”), pursuant to an Asset Purchase Agreement dated December 4, 2025 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Buyers acquired the assets of the Business, including franchise agreements, intellectual property (such as trademarks, recipes, operations manuals, and brand standards), inventory, marketing funds, gift card balances, and other related assets, for a total purchase price of $2,900,000 (the “Purchase Price”). The Purchase Price consisted of: (i) a $100,000 earnest money deposit previously paid by the Buyers; (ii) $2,600,000 paid at closing; and (iii) a $200,000 holdback amount (the “Holdback Amount”) payable subject to certain conditions, including the delivery of specified missing franchise and transfer agreements as outlined in a side letter agreement dated December 4, 2025 (the “Side Letter”). The Holdback Amount is contingent upon the Sellers delivering fully executed copies of various missing agreements on or before the holdback payment date. The deadline for delivery has lapsed and the Company has not delivered all required agreements. Accordingly, the $200,000 holdback receivable has been written off as of December 31, 2025. In connection with the closing, the parties also executed a Trademark Assignment Agreement dated December 4, 2025, pursuant to which the Company and Pokemoto LLC assigned all trademarks related to the Business to MARV Brands Inc. The transaction closed on December 4, 2025, and the Company received the closing payment in accordance with the wire instructions. The sale allowed the Company to divest its franchise restaurant operations and further focus on its agri-food operations.

Recent Developments

Senior Secured Convertible Note Financing. On July 16, 2026, we entered into the Note Purchase Agreement with the Note Investor, pursuant to which we agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000, at a purchase price of $900 per $1,000 of principal amount. The Notes are issuable in one or more closings, consisting of an initial closing of $4,000,000 in aggregate principal amount of Notes (the “Initial Notes”), a second closing of up to $1,000,000 in aggregate principal amount of Notes, and one or more additional closings of up to $2,000,000 in aggregate principal amount of Notes per closing and up to $95,000,000 in aggregate principal amount of Notes in the aggregate, in each case subject to the conditions set forth in the Note Purchase Agreement, including, in certain cases, the effectiveness of a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Notes. On July 16, 2026, the initial closing occurred and we issued and sold the Initial Notes.

The fixed conversion price under the Initial Notes is initially $17.81 per share, subject to adjustment. The Notes also contain a variable price mechanism that may result in the issuance of a substantially greater number of shares than would result from conversion at the fixed conversion price. The Conversion Shares registered hereby are expected to be issued primarily upon conversion of, or otherwise pursuant to the terms of, the Initial Notes and the Notes issued at the second closing, but are not allocated to any particular Notes and do not represent all of the shares issuable pursuant to the Notes. See the section titled “Financings” for more information on the Note Purchase Agreement.

Equity Purchase Facility. On July 16, 2026, we also entered into the Equity Purchase Facility Agreement with the EPFA Investor, pursuant to which we have the right, but not the obligation, to issue and sell to the EPFA Investor, from time to time in our sole discretion, and the EPFA Investor is obligated to purchase, up to an aggregate of $100,000,000 of newly issued shares of Common Stock, subject to the conditions and limitations set forth therein. The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount (as defined in the Equity Purchase Facility Agreement). We are under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement. See the section titled “Financings” for more information on the Equity Purchase Facility Agreement.

Settlement with Helena Global Investment Opportunities I Ltd. On July 15, 2026, we entered into a settlement agreement with Helena Global Investment Opportunities I Ltd. (“Helena”) resolving litigation pending in the United States District Court for the Southern District of New York (Case No. 1:26-cv-05818) arising out of a purchase agreement providing for an equity line of credit of up to $10,000,000 and a related securities purchase agreement, each dated September 23, 2025 (collectively, the “Helena Agreements”), pursuant to which Helena alleged, among other things, that we breached our obligations to file, and to cause to be declared effective, a resale registration statement and to deliver certain required notices. Under the settlement agreement, we agreed to pay Helena $350,000 by July 17, 2026, and, upon Helena’s receipt of such payment, (i) Helena agreed to dismiss the litigation with prejudice within three business days, which was filed on July 17, 2026, (ii) the Helena Agreements and all obligations thereunder terminated, and (iii) Helena released us from all claims relating to the Helena Agreements, other than preserved claims for fraud or willful misconduct.

Acquisition of TradeIQ Intellectual Property Assets. On July 14, 2026, we completed the acquisition of certain intellectual property assets marketed under the name “TradeIQ” for an aggregate purchase price of $6,000,000 including a cash component of US$50,000 payable in two tranches of US$30,000 upon execution of the purchase agreement and US$20,000 on the date that is twenty-one (21) calendar days after the date of the agreement, 200,000 shares of Common Stock and 3,950 shares of our Series C Non-Voting Non-Convertible Preferred Stock.

Acquisition of Anira Consulting FZC (Tradewell) and the TradeOS Platform. On June 2, 2026, we completed the acquisition of 100% of the equity of Anira Consulting FZC (operating as “Tradewell”), a Sharjah, United Arab Emirates company that owns and operates TradeOS, a proprietary commodity trading and risk management platform, for an aggregate purchase price of $12,000,000. On or about June 8, 2026, we amended the transaction so that the consideration consists of 135,000 shares of Common Stock, 1,000 shares of our Series B Non-Voting Non-Convertible Preferred Stock (stated value $6,595 per share) and a $5,000,000 zero-interest promissory note maturing June 2, 2028.

Sale and Deconsolidation of Sadot Latam. On June 26, 2026, we sold 100% of the membership interests in our subsidiary Sadot Latam LLC to Dream America Marketing Services, Ltd., a Costa Rica entity, for nominal cash consideration ($1,000) plus the right to receive 27.5% of cash actually collected in respect of specified receivables and claims. As a result, we will cease consolidating Sadot Latam and expect to reflect the effects of the deconsolidation under Accounting Standards Codification Topic 810 in our consolidated financial statements for the fiscal quarter ending June 30, 2026.

Debt-to-Equity Conversions. On July 7, 2026, we entered into debt settlement and share issuance agreements pursuant to which we settled and extinguished outstanding obligations to Cedar Advance LLC (principal of approximately $1,876,500) and to Agile Capital Funding, LLC and Agile Lending LLC (principal of approximately $1,482,912), in each case in exchange for the issuance of 45,000 shares of Common Stock (90,000 shares in the aggregate), with no cash consideration paid.

Management Addition. On July 6, 2026, we appointed Aleksandr Zhandov as our Chief Operating Officer and Deputy Chief Executive Officer, reporting to our Chief Executive Officer. Mr. Zhandov’s employment agreement, effective July 6, 2026, provides for an annual base salary of $120,000, eligibility for discretionary annual performance bonuses and discretionary equity awards, participation in our employee benefit plans, and employment on an at-will basis, and contains customary confidentiality, non-competition, non-solicitation, intellectual property assignment and clawback provisions.

Real Estate Option. On June 4, 2026, as amended June 10, 2026, we entered into an option agreement granting us an exclusive, irrevocable six-month option to acquire seven California-based real estate limited liability companies holding an aggregate residential portfolio, in consideration for which we paid a non-refundable option fee of $1,042,500 through the issuance of 132,803 shares of Common Stock at $7.85 per share. If exercised, the option carries a net exercise price payable in shares of our Series C Non-Voting Non-Convertible Preferred Stock or, at our election, in cash.

Rocket Capital Settlement. On July 22, 2026, we entered into a debt settlement and share issuance agreement with Rocket Capital NY LLC (“Rocket”) settling all claims relating to a Purchase and Sale of Future Receipts Agreement dated March 14, 2025, including the action captioned Rocket Capital NY LLC v. Sadot Group Inc. (Index No. 529734/2025, Supreme Court of the State of New York, Kings County). Rocket asserted that $599,582.62 was outstanding, which we disputed. In full settlement and discharge of an agreed settled debt amount of $500,000 and all related claims, we agreed to issue Rocket 26,581 shares of Common Stock, upon receipt of which the settled debt will be extinguished in full, the parties will exchange releases and the action will be dismissed with prejudice. Rocket agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock. No cash consideration was paid.

Jennifer Black Settlement. On July 23, 2026, we entered into a debt settlement and share issuance agreement with Jennifer Black, our former Chief Financial Officer and the holder of a promissory note originally issued in October 2024 (as amended, the “Black Note”), which matured unpaid on December 31, 2025 and thereafter accrued default interest at 22% per annum. In full settlement and discharge of an agreed settled debt amount of $466,617.73 (comprising $414,635.00 of outstanding principal and $51,982.73 of default interest through July 27, 2026), we agreed to issue Ms. Black 26,199 shares of Common Stock, and, in settlement of $409,082.17 of unpaid severance and other compensation, we agreed to issue her an unsecured, non-convertible, non-transferable promissory note in the principal amount of $409,082.17, maturing one year from issuance and bearing interest at 10.0% per annum (12.0% after maturity). The agreement provides for mutual releases (preserving specified indemnification, insurance and expense-reimbursement rights of Ms. Black), and Ms. Black agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock.

For a more complete description of these transactions, see “Financings” and the Current Report on Form 8-K that we filed with the SEC with respect thereto, which is incorporated by reference into this prospectus.

Nasdaq Continued Listing

On May 5, 2026, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1). We have taken a number of steps intended to improve our stockholders’ equity and financial position, including the acquisition of Anira Consulting FZC (operating as “Tradewell”), the sale and deconsolidation of Sadot Latam LLC and other legacy assets, the conversion of outstanding indebtedness into equity, the entry into an option to acquire a portfolio of income-producing real estate and the acquisition of the TradeIQ intellectual property assets described above. Management believes that the Company’s stockholders’ equity, as adjusted for the steps outlined above, is in excess of $7,000,000 as of the date of this prospectus and, although the Company’s financial statements for the applicable period have not yet been finalized or reviewed, management currently believes that these steps enabled the Company to regain compliance with the minimum stockholders’ equity requirement of $2,500,000 set forth in Nasdaq Listing Rule 5550(b)(1). There can be no assurance that we have regained or will maintain compliance with the applicable continued listing requirements of Nasdaq. See “Risk Factors.”

Going Concern

Our consolidated financial statements for the year ended December 31, 2025 incorporated by reference into this prospectus have been prepared assuming that we will continue as a going concern. As described therein, our recurring losses from operations, negative working capital and stockholders’ deficit raise substantial doubt about our ability to continue as a going concern. See “Risk Factors.”

Corporate Information

We were incorporated in the State of Nevada on October 25, 2019. Our principal executive offices are located at 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, and our telephone number is (832) 604-9568. Our Common Stock is listed on Nasdaq under the symbol “SDOT.” Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

The Offering

Common Stock offered by the selling stockholders	Up to 6,008,772 shares of Common Stock, consisting of (i) up to 2,500,000 Advance Shares issuable to the EPFA Investor under the Equity Purchase Facility Agreement, based on an assumed issuance price per share of $20, and (ii) up to 3,508,772 Conversion Shares issuable to the Note Investor upon conversion of, or otherwise pursuant to the terms of, the Notes in the aggregate principal amount of up to $10.0 million issued or issuable to the selling stockholder pursuant to the Note Purchase Agreement, based on a floor price per share of $2.85 of the Initial Notes.
Common Stock outstanding prior to this offering	1,320,015 shares of Common Stock (as of July 24, 2026).
Common Stock outstanding after giving effect to the issuance of all shares registered hereby

7,328,787 shares of Common Stock. This figure assumes issuance of all 6,008,772 registered shares and is presented solely for illustrative purposes; the Company controls the timing and amount of any Advances and the actual number of Conversion Shares issued will depend on the Conversion Price, any Alternate Conversion, and whether Interest is paid in shares.

Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders. All of the net proceeds from the resale of our Common Stock will go to the selling stockholders. We will, however, receive up to $50 million in proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement and up to $10 million in proceeds from the sale of Notes to the Note Investor pursuant to the Note Purchase Agreement, if any. See “Use of Proceeds.”
Nasdaq Capital Market symbol	“SDOT”
Risk factors	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with the risks described in the documents incorporated by reference into this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our subsequent Quarterly Reports on Form 10-Q, and all of the other information contained in or incorporated by reference into this prospectus, before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Related to This Offering

The sale or issuance of a significant number of shares of Common Stock could cause the market price of our Common Stock to decline and result in substantial dilution to our existing stockholders.

The shares of Common Stock being registered for resale under this prospectus represent a substantial percentage of our outstanding Common Stock. The sale of a large number of these shares, or the perception that such sales may occur, could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. The number of shares of Common Stock ultimately issuable upon conversion of the Notes and upon sales of Advance Shares under the Equity Purchase Facility Agreement is not fixed and could be substantial, particularly if the market price of our Common Stock declines, because both the conversion of the Notes and the purchase price of the Advance Shares are calculated by reference to the market price of our Common Stock. As a result, the resale of shares of Common Stock issued pursuant to these transactions may result in significant and continued dilution to our existing stockholders.

It is not possible to predict the actual number of shares of Common Stock, if any, we will sell to the EPFA Investor under the Equity Purchase Facility Agreement, or the actual gross proceeds resulting from those sales.

Sales of Common Stock, if any, to the EPFA Investor under the Equity Purchase Facility Agreement will depend upon market conditions and other factors, and are at our sole discretion. We may ultimately decide to sell to the EPFA Investor all, some or none of the Advance Shares that may be available for us to sell. The purchase price per share of the Advance Shares will fluctuate based on the market price of our Common Stock. Accordingly, it is not possible to predict the number of shares of Common Stock that we will sell to the EPFA Investor, the purchase price per share, or the aggregate gross proceeds we will receive from any such sales.

The EPFA Investor may pay less than the then-prevailing market price of our Common Stock for Advance Shares, and investors who purchase shares from the EPFA Investor may pay more than they paid.

The Advance Shares to be issued to the EPFA Investor under the Equity Purchase Facility Agreement will be issued at a discount to the market price of our Common Stock. As a result, the EPFA Investor may realize a profit on the resale of the Advance Shares that may be substantial, and investors who purchase shares of Common Stock from EPFA Investor in this offering at different times will likely pay different prices for those shares and may experience different levels of dilution and different outcomes in their investment results.

The Notes contain provisions that could result in the issuance of a substantial number of shares of Common Stock at conversion prices below the current market price.

The Notes are convertible into shares of Common Stock at a fixed conversion price and, at the election of the holder, at an variable conversion price that is calculated by reference to the market price of our Common Stock. The conversion price of the Notes is also subject to adjustment upon certain issuances of securities below the then-applicable conversion price (a “full-ratchet” anti-dilution adjustment), to a most-favored-nation adjustment, and to adjustment upon any stock combination or reverse stock split. As a result, the number of shares of Common Stock issuable upon conversion of the Notes could increase substantially if the market price of our Common Stock declines, which would result in substantial dilution to our existing stockholders.

Our obligations under the Notes are secured by substantially all of our assets and guaranteed by our subsidiaries, and the related covenants may restrict our operations. An event of default could have a material adverse effect on us.

Our obligations under the Notes are secured by a lien on substantially all of our assets and the assets of our subsidiaries pursuant to a certain Security and Pledge Agreement, dated as of July 16, 2026 (the “Security and Pledge Agreement”), and are guaranteed by our subsidiaries pursuant to a certain Guaranty, dated as of July 16, 2026 (the “Guaranty”). In addition, we have agreed, pursuant to the Notes, to maintain Available Cash (as defined in the Notes) and cash equivalents of at least $750,000 as of the last calendar day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2026 (the “Available Cash Test”). Our cash balances have recently been substantially below this level, and there can be no assurance that we will be able to satisfy the Available Cash Test on any measurement date. If we fail to comply with these covenants or otherwise experience an event of default, the holders of the Notes could accelerate our obligations and require redemption at a premium of up to 130% and foreclose on our assets, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will require stockholder approval to issue shares in excess of the Exchange Cap and to increase our authorized shares, and we may be unable to obtain such approval.

Under applicable Nasdaq rules, we may not issue shares of Common Stock upon conversion of the Notes or as Advance Shares under the Equity Purchase Facility Agreement in excess of 19.99% of the shares of Common Stock outstanding as of the date of the applicable agreement (the “Exchange Cap”) unless we obtain stockholder approval for such issuances under both the Note Purchase Agreement and the Equity Purchase Facility Agreement. In addition, we do not currently have a sufficient number of authorized but unissued shares of Common Stock to permit the issuance of all of the shares of Common Stock issuable in these transactions, and we are required to seek stockholder approval to increase our authorized shares and to effect one or more reverse stock splits. If we are unable to obtain the required stockholder approvals, our ability to access the financing contemplated by these transactions would be limited, which could have a material adverse effect on our liquidity.

The registration statement of which this prospectus forms a part cannot be declared effective until we file the required audited financial statements of Anira Consulting FZC and related pro forma financial information.

On June 2, 2026, we completed the acquisition of Anira Consulting FZC, which constitutes a significant acquisition for purposes of Rule 3-05 of Regulation S-X. The registration statement of which this prospectus forms a part may not be declared effective until we have filed the required audited financial statements of Anira and the related unaudited pro forma financial information, which we expect to file by amendment to our Current Report on Form 8-K within the period permitted by applicable SEC rules. Any delay in the completion of the required audit or the preparation of the pro forma financial information would delay the effectiveness of the registration statement and the ability of the selling stockholders to resell shares of Common Stock under this prospectus, could delay subsequent closings under the Note Purchase Agreement and our ability to access funding under the Equity Purchase Facility Agreement, and could require us to make registration delay payments under the registration rights agreement relating to the Notes  .

We have received a notice of non-compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, and there can be no assurance that we will regain or maintain compliance.

On May 5, 2026, we received a letter from Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market. If we are unable to regain and maintain compliance with the applicable continued listing requirements, our Common Stock could be delisted from Nasdaq, which would have a material adverse effect on the liquidity and market price of our Common Stock and on our ability to raise capital.

Special Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future, and can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions, including those described under “Risk Factors.” Actual results may differ materially from those expressed or implied by these forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Use of Proceeds

This prospectus relates to the resale of shares of Common Stock by the selling stockholders. We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders.

We may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time in our sole discretion, under the Equity Purchase Facility Agreement and up to $10,000,000 from the sales of Notes to the Note Investor pursuant to the Note Purchase Agreement. The actual proceeds we receive under the Equity Purchase Facility Agreement, if any, will depend on the number of Advance Shares we elect to sell to the EPFA Investor and the market price of the Common Stock at the time of any such sale. We intend to use net proceeds from any such sales for working capital and general corporate purposes. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will pay any agent’s commissions and expenses they incurs for brokerage, accounting, tax or legal services, or any other expenses that they incur in disposing of the shares of Common Stock registered for resale pursuant to this prospectus.

Market Information and Dividend Policy

Market Information. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.” On July 24, 2026, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $17.52 per share.

Holders of Record. As of July 24, 2026, there were approximately 98 holders of record of our Common Stock. This number does not include beneficial owners whose shares are held in the names of brokers, dealers, banks and other nominees in “street name.” The transfer agent and registrar for our Common Stock is Computershare.

Dividend Policy. We have never declared or paid any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, for so long as any shares of our Series C Non-Voting Non-Convertible Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on our Common Stock, subject to specified exceptions, and the Notes and the Equity Purchase Facility Agreement contain additional restrictions on the payment of dividends. Any future determination to declare and pay dividends, if any, will be made at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Financings

Senior Secured Convertible Note Financing

On July 16, 2026, the Company entered into the Note Purchase Agreement, pursuant to which the Company agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000 at a purchase price of $900 per $1,000 of principal amount.

The Note Purchase Agreement provides for the issuance of the Notes in one or more closings, consisting of (i) an initial closing of Initial Notes, subject to the satisfaction or waiver of certain conditions, (ii) a second closing of Notes in the aggregate original principal amount of up to $1,000,000, subject to the Company obtaining stockholder approval for certain matters, the effectiveness of a registration statement covering the resale of all of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Initial Notes, and the satisfaction or waiver of certain other conditions and (iii) one or more additional closings of Notes in the aggregate original principal amount of up to $2,000,000 for any individual additional closing and up to $95,000,000 in the aggregate for all such additional closings, at the option of the Company subject to the satisfaction or waiver of certain conditions, including, but not limited to, a minimum of 30 trading days passing since the later of the immediately prior closing pursuant to the Note Purchase Agreement and the effective date of a registration statement registering for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes issued in the immediately prior closing, minimum trading liquidity requirements, the effectiveness of the registration statement related to the resale of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of such Notes, limits on outstanding principal from prior tranches, the Company’s compliance with the applicable continued listing requirements of Nasdaq, and other customary equity conditions. The Note Investor may waive any such conditions and may elect to initiate a closing at its discretion.

On July 16, 2026, the initial closing pursuant to the Note Purchase Agreement occurred and the Company issued and sold to the Note Investor the Initial Notes. The Initial Notes bear, and any additional Notes will bear, interest at a rate of 8.25% per annum, payable in shares of Common Stock subject to satisfaction of specified equity conditions or, at the Company’s election, in cash. Upon the occurrence and during the continuance of an Event of Default (as defined in the Notes), the interest rate will increase by 9.0% per annum. The amounts outstanding under the Notes are convertible at any time, at the Note Investor’s option, into shares of Common Stock at a conversion price equal to 125% of the Nasdaq official closing price on the trading day immediately prior to issuance, subject to adjustment therein. In addition, at the election of the holder, the amounts outstanding under the Notes may be converted into shares of Common Stock at the Alternate Conversion Price (as defined in the Notes), subject to the Floor Price (as defined in the Notes).

The Initial Notes have a conversion price of $17.81 per share and mature on July 16, 2028.

The conversion price of the Notes is subject to adjustment in the event the Company issues securities at a price below the then-applicable conversion price, to a most-favored-nation adjustment in the event the Company issues securities with a variable price feature, and to adjustment upon any stock combination or reverse stock split. The Company may redeem the Notes at 120% of the amount redeemed during the first twelve months following issuance and at 110% thereafter. Upon an Event of Default, the holders may require redemption at 130%, and upon a Change of Control (as defined in the Notes), at 120%. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The Note Investor also may not convert any Notes into a number of shares of Common Stock in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances (the “Note Nasdaq Stockholder Approval”) in accordance with the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”).

The Note Purchase Agreement contains customary representations, warranties and covenants, including restrictions on the Company’s ability to incur Indebtedness (as defined in the Notes), grant liens and effect Variable Rate Transactions (as defined in the Notes). In addition, the Notes require that, commencing on July 17, 2026 and at any time thereafter that any Notes remain outstanding, the Company’s Available Cash and cash equivalents is sufficient to satisfy the Available Cash Test. Pursuant to the Note Purchase Agreement, the Company granted the Note Investor a right to participate in any Subsequent Placement (as defined in the Notes) for a period of 18 months from the date of the Note Purchase Agreement, and is required to obtain stockholder approval to effect one or more reverse stock splits within a ratio of 5-for-1 and 250-for-1, increase the authorized number of shares of Common Stock and the Note Nasdaq Stockholder Approval within 50 days of the date of the initial closing.

The Company’s obligations under the Notes are secured by a lien on substantially all of the assets of the Company and its subsidiaries pursuant to the Security and Pledge Agreement and are guaranteed by each of the Company’s subsidiaries pursuant to the Guaranty. In connection with the Note Purchase Agreement, the Company also entered into a registration rights agreement with the Note Investor (the “Note RRA”), pursuant to which the Company agreed to register for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes within certain timeframes specified therein. Pursuant to the Note RRA and because we are only registering $10 million of Conversion Shares on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock issuable pursuant to the terms of the Notes.

Equity Purchase Facility (Equity Line)

On July 16, 2026, the Company also entered into the Equity Purchase Facility Agreement , pursuant to which the Company has the right, but not the obligation, to issue and sell to the EPFA Investor (an “Advance”), from time to time and in the Company’s sole discretion by delivery of an advance notice, and the Investor is obligated to purchase, up to an aggregate of $100.0 million Advance Shares for the duration of the Equity Purchase Facility Agreement. The Company is under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement.

The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount.

The Company may not direct the EPFA Investor to purchase any Advance Shares under the Equity Purchase Facility Agreement if such purchase, when aggregated with all other shares of Common Stock owned by the EPFA Investor and its affiliates beneficially, would result in the EPFA Investor and its affiliates beneficially owning (on an aggregated basis) more than the Beneficial Ownership Limitation; provided that, the EPFA Investor may increase or decrease the Beneficial Ownership Limitation, upon notice to the Company, which notice with respect to an increase will not be effective until the 61st day following the date such notice is delivered, not to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock held by the EPFA Investor.

The Company also may not sell the EPFA Investor a number of Advance Shares in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances in accordance with the applicable rules of Nasdaq (the “EPFA Nasdaq Stockholder Approval”).

Pursuant to the Equity Purchase Facility Agreement, the Company granted the EPFA Investor a right of first refusal with respect to Subsequent Placements (as defined in the Equity Purchase Facility Agreement) during a specified restricted period. Pursuant to the Equity Purchase Facility Agreement the Company also agreed to, among other things, refrain from entering into or effecting any Variable Rate Transactions (as defined in the Equity Purchase Facility Agreement) and is required to obtain stockholder approval to increase the authorized number of shares of Common Stock and the EPFA Nasdaq Stockholder Approval within 60 days of the date of the Equity Purchase Facility Agreement.

In connection with the Equity Purchase Facility Agreement, the Company entered into a registration rights agreement with the EPFA Investor (the “EPFA RRA”), pursuant to which the Company agreed to file a registration statement covering the resale of the Advance Shares and to use its best efforts to have such registration statement declared effective within certain timeframes specified therein. Pursuant to the EPFA RRA and because we are only registering $50 million of Advance Shares on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock pursuant to the Equity Purchase Facility Agreement.

The foregoing summaries of the Equity Purchase Facility Agreement, the Note Purchase Agreement, the Notes and the related agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part or are incorporated by reference.

Selling Stockholders

The shares of Common Stock being offered by the selling stockholders are those issuable to, or issued to, the selling stockholders pursuant to the Equity Purchase Facility Agreement and pursuant to conversion or otherwise pursuant to the terms of the Notes. For additional information regarding the issuance of those securities, see “Financings” above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the securities issued or issuable under the Equity Purchase Facility Agreement and conversion or otherwise pursuant to the terms of the Notes, and except as otherwise described below or in the documents incorporated by reference, the selling stockholders have not had any material relationship with us within the past three years.

The following table sets forth, based on information provided to us by the selling stockholders or known to us, the name of each selling stockholder, the number of shares of Common Stock beneficially owned by each selling stockholder before this offering, the number of shares of Common Stock that may be offered by each selling stockholder pursuant to this prospectus, and the number of shares of Common Stock beneficially owned by each selling stockholder after this offering, assuming all of the shares registered for resale hereby are sold. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered” represents all of the shares of Common Stock that a selling stockholder may offer and sell from time to time under this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership is based on 1,320,015 shares of Common Stock outstanding as of July 24, 2026. Because the purchase price of the Advance Shares and the conversion price of the Notes are determined, in whole or in part, by reference to the market price of our Common Stock, the number of shares that may actually be issued may be more or less than the number of shares being registered. The selling stockholders may sell all, some or none of the shares of Common Stock offered by this prospectus. See “Plan of Distribution.”

In accordance with the terms of the Note RRA, this prospectus generally covers the resale of the Conversion Shares issuable upon conversion or otherwise pursuant to the terms of the Notes in the aggregate principal amount of $10.0 million, based on the floor price of the Initial Note of $2.85. In accordance with the terms of the EPFA RRA, this prospectus generally covers the resale of the Advance Shares issuable pursuant to the Equity Purchase Facility Agreement in the amount of up to $50.0 million based on an assumed issuance price per share of $20. This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other anti-dilution events described in the Notes and in the Equity Purchase Facility Agreement.

Under the terms of the Notes, a selling stockholder may not convert the Notes to the extent (but only to the extent) the upon such conversion such selling stockholder or any of its affiliates would beneficially own a number of shares of Common Stock which would exceed 4.99% of our outstanding shares of Common Stock. Similarly, under the terms of the Equity Purchase Facility Agreement, we may not issue or sell, and the selling stockholder may not purchase, Advance Shares to the extent that, after giving effect of such issuance of Advance Shares, the selling stockholder together with its affiliates would beneficially own more than 4.99% of our outstanding shares of Common Stock. The number of shares shown in the table below as beneficially owned before this offering reflects these limitations.

Name of Selling Stockholder	Shares Beneficially Owned Before Offering	% Owned Before Offering	Maximum Number of Shares to be Offered	Shares Beneficially Owned After Offering	% Owned After Offering
ATW Sapphire LLC (1)	69,328 (2)	4.99%	3,508,772	--	--
SZOP Opportunities I LLC (3)	69,328 (4)	4.99%	2,500,000	--	--

(1) ATW Sapphire LLC (“ATW Sapphire”) is managed by ATW Partners Opportunities Management LLC (the “Adviser”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”). ATW Sapphire, the Adviser and the Managing Members may be deemed to have shared voting and dispositive power with respect to the securities beneficially owned by ATW Sapphire and each of ATW Sapphire, the Adviser and the Managing Members disclaim beneficial ownership of the Company’s securities reported herein. The business address of each of the foregoing entities and individuals is c/o ATW Partners Opportunities Management LLC, ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(2) Represents shares of Common Stock issuable to ATW Sapphire upon conversion of the Initial Note and any other Notes to be issued under the Note Purchase Agreement, subject to the beneficial ownership limitation in the Initial Note.

(3) SZOP Opportunities I LLC (“SZOP”) is wholly-owned by SZOP Opportunities Management LLC (“SZOP Management”). Voting and investment decisions with respect to these securities are made by a majority of the members of SZOP Management, comprised of three persons: Kerry Propper, Isaac Barber, and Jack Liu. None of those persons individually has voting or dispositive power over the shares and none of those persons therefore are deemed to have beneficial ownership over those securities under the so-called “rule of three” pursuant to SEC guidance. The address of SZOP Opportunities I, LLC is ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, NY 10119.

(4) Represents 69,328 shares of Common Stock that SZOP will be deemed to beneficially own upon the effectiveness of the registration statement of which this prospectus forms a part equal to 4.99% of the 1,320,015 shares of Common Stock outstanding as of July 24, 2026.

Plan of Distribution

Each selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of Common Stock covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●	on any national securities exchange or quotation service on which the shares of Common Stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The EPFA Investor may be considered an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of the Advance Shares registered for resale hereunder. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in a distribution of the shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, and (ii) the date on which all of the shares registered hereby have been sold or otherwise disposed of by the selling stockholders.

Once sold under the registration statement of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Description of Capital Stock

The following summary description of our capital stock is based upon our Articles of Incorporation, as amended (our “Articles of Incorporation”), our Bylaws, as amended (our “Bylaws”), and applicable provisions of the Nevada Revised Statutes. This summary is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and the applicable provisions of Nevada law. For information on how to obtain copies of our Articles of Incorporation and Bylaws, see “Where You Can Find More Information.”

Authorized Capital Stock. Our authorized capital stock consists of 12,500,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which shares have been designated as Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Non-Voting Non-Convertible Preferred Stock. Effective May 27, 2026, we effected a one-for-twenty (1-for-20) reverse stock split of our Common Stock. Prior to that reverse split, on September 15, 2025, we effected a one-for-ten (1-for-10) reverse stock split pursuant to a Certificate of Change filed under NRS 78.209 that reduced authorized common stock from 20,000,000 to 2,000,000 shares. All share and per-share amounts in this prospectus give effect to that reverse stock split unless otherwise indicated. We are seeking stockholder approval to increase the number of authorized shares of Common Stock and to effect one or more additional reverse stock splits in connection with the transactions described in this prospectus. As of the date of this prospectus, the number of authorized but unissued shares of Common Stock is not sufficient to permit the issuance of all of the shares of Common Stock issuable upon conversion of the Notes and issuable as Advance Shares under the Equity Purchase Facility Agreement.

Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the rights of holders of any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. The outstanding shares of Common Stock are, and the shares offered by this prospectus will be, fully paid and non-assessable.

Preferred Stock. Our board of directors is authorized, without further stockholder approval, to issue preferred stock in one or more series and to fix the designations, powers, preferences and rights of each series. We have designated (i) Series A Preferred Stock, of which 10,000 shares were issued in February 2026 for gross proceeds of approximately $145,244, which is non-convertible and redeemable at our option; (ii) Series B Non-Voting Non-Convertible Preferred Stock, of which 1,000 shares were issued in connection with the Anira acquisition with a stated value of $6,595 per share; and (iii) Series C Non-Voting Non-Convertible Preferred Stock, which has a stated value of $1,000 per share, ranks senior to the Common Stock, accrues a cumulative cash dividend of 6% per annum (increasing to 9% upon certain defaults), and is perpetual, non-voting, non-convertible and redeemable at our option. In July 2026, we issued 3,950 shares of Series C Preferred Stock in connection with the TradeIQ acquisition, and additional shares of Series C Preferred Stock are issuable in connection with the real estate option described above. For so long as shares of Series C Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on, or redeeming or repurchasing, our Common Stock, subject to specified exceptions. For a description of the terms of our outstanding series of preferred stock, see the documents incorporated by reference into this prospectus.

Transfer Agent. The transfer agent and registrar for our Common Stock is Computershare.

Listing. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.”

Legal Matters

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Fleming PLLC, New York, New York.

Experts

The consolidated balance sheets of Sadot Group, Inc. as of December 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive (loss)/income, changes in stockholders’ equity, and cash flows for each of the years then ended, appearing in our most recent Annual Report on Form 10-K are incorporated by reference into this prospectus, which have been audited by Kreit & Chiu CPA LLP, an independent registered public accounting firm (“KC”), which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such consolidated financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website at www.sadotgroupinc.com, at which we make available, free of charge, our SEC filings as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this prospectus. This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information about us and the securities offered by this prospectus.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information deemed furnished and not filed in accordance with SEC rules, including under Items 2.02 or 7.01 of any Current Report on Form 8-K and any exhibits related thereto) after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to the termination or completion of this offering:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 29, 2026;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 15, 2026;

●	our Current Reports on Form 8-K filed with the SEC on January 7, 2026, January 12, 2026, February 10, 2026, February 12, 2026, March 6, 2026, March 13, 2026, April 15, 2026, April 16, 2026, April 30, 2026, May 6, 2026, May 22, 2026, June 3, 2026, June 10, 2026, June 12, 2026, June 30, 2026, July 6, 2026, July 8, 2026, July 16, 2026, July 17, 2026 and July 24, 2026 (in each case, other than any portions thereof deemed furnished and not filed); and

●	the description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus (other than exhibits to those documents unless such exhibits are specifically incorporated by reference into those documents). You may request a copy of these filings, at no cost, by writing or telephoning us at: Sadot Group Inc., 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, Attention: Chief Executive Officer, (832) 604-9568.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee.

Expense	Amount
SEC registration fee	$17,193.42
Legal fees and expenses	$30,000
Accounting fees and expenses	$10,000
Transfer agent fees and expenses	$1,000
Miscellaneous	$5,000
Total	$63,193.42

Item 14. Indemnification of Directors and Officers.

We are a Nevada corporation. Sections 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes (the “NRS”) provide us with the power to indemnify our directors and officers under certain circumstances. Section 78.7502 of the NRS permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 78.138 of the NRS provides for limitations on the personal liability of directors and officers for damages as a result of an act or failure to act in their capacity as a director or officer, subject to certain statutory exceptions. Our Articles of Incorporation and Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the NRS. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold or issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the exemption from registration claimed. None of these transactions involved any underwriters or any public offering, and we believe that each of these transactions was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, or Section 3(a)(9) of the Securities Act, as applicable. The recipients of the securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

The unregistered issuances include, among others, the Notes and the shares issuable thereunder issued to ATW under the Note Purchase Agreement and the Advance Shares issued or issuable to SZOP under the Equity Purchase Facility Agreement, and the shares of Common Stock and Series C Preferred Stock issued in connection with the acquisition of the TradeIQ intellectual property assets, in each case as described in this registration statement and the documents incorporated by reference. A more detailed description of these issuances is incorporated by reference from our Current Reports on Form 8-K and our periodic reports filed with the SEC.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits to this registration statement are listed in the Exhibit Index, which is incorporated herein by reference.

(b) Financial Statement Schedules. All financial statement schedules have been omitted because the required information is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto incorporated by reference into this prospectus.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 14, 2019).

3.2	Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the SEC on November 14, 2019).

3.3	Certificate of Change Pursuant to NRS 78.209 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 11, 2019)

3.4	Certificate of Amendment to Articles of Incorporation of Muscle Maker, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 16, 2020)

3.5	Certificate of Amendment to Articles of Incorporation of Muscle Maker, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 7, 2023)

3.6	Articles of Merger (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on July 26, 2023).

3.7	Certificate of Change to NRS 78.209 filed with the Nevada Secretary of State on October 9, 2024 (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on October 16, 2024).

3.8	Certificate of Change Pursuant to NRS 78.209 filed with the Nevada Secretary of State on September 9, 2025 (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on September 15, 2025)

3.9	Certificate of Designation of Series A Preferred Stock, filed with the Nevada Secretary of State on February 11, 2026 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 12, 2026)

3.10	Certificate of Amendment to Designation of Series A Preferred Stock, filed with the Nevada Secretary of State on March 5, 2026 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 6, 2026)

3.11	Certificate of Designation of the Series B Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2026).

3.12	Certificate of Amendment to the Designation of the Series B Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2026).

3.13	Certificate of Designation of the Series C Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

4.1	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

4.2	Form of Initial Note (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

5.1*	Opinion of Fleming PLLC.

10.1	Form of Securities Purchase Agreement, dated as of July 16, 2026, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.2	Form of Registration Rights Agreement (Notes), dated as of July 16, 2026, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.3	Form of Security and Pledge Agreement, dated as of July 16, 2026 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.4	Form of Guaranty, dated as of July 16, 2026 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.5	Form of Equity Purchase Facility Agreement, dated as of July 16, 2026, by and between the Company and SZOP Opportunities I LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.6	Form of Registration Rights Agreement (Equity Purchase Facility), dated as of July 16, 2026, by and between the Company and SZOP Opportunities I LLC (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on April 29, 2026).

23.1*	Consent of Kreit & Chiu CPA LLP.

23.2	Consent of Fleming PLLC (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

107*	Filing Fee Table.

* Filed herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burleson, State of Texas, on July 28, 2026.

SADOT GROUP INC.

By: /s/ Chagay (Haggai) Ravid

Name: Chagay (Haggai) Ravid

Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chagay (Haggai) Ravid and Oren Attiya, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chagay (Haggai) Ravid Chagay (Haggai) Ravid	Chief Executive Officer and Director (Principal Executive Officer)	July 28, 2026
/s/ Oren Attiya Oren Attiya	Chief Financial Officer (Principal Financial and Accounting Officer)	July 28, 2026
/s/ Sean Schnapp Sean Schnapp	Chairman of the Board	July 28, 2026
/s/ Alexander David Alexander David	Director	July 28, 2026
/s/ Liat Franco Liat Franco	Director	July 28, 2026
/s/ Yuriy Shirinyan Yuriy Shirinyan	Director	July 28, 2026